COBHAM

RECEIVED

2008 JUL 29 A 11:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/8006

25th July 2008

[redacted]

08004041

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Notice of allotment of shares or securities on Form 88(2) dated 20 June 2008.
2. Stock Exchange announcement dated 9 July 2008 relating to Director/PDMR Shareholding.
3. Stock Exchange announcement dated 16 July 2008 relating to contract win.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

E Evans

E Evans
Chief Legal Officer & Company Secretary

PROCESSED
JUL 31 2008
THOMSON REUTERS

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SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

RECEIVED
2008 JUL 29 A II: 3
FICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	06	2008			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	298,790		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

File No. 8234923

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p, £,	298,790
UK Postcode: EC3P 3DB		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] E EVANS Date 24/6/08.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ELEANOR EVANS, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Director/PDMR Shareholding
Released	16:17 09-Jul-08
Number	7210Y16

RNS Number : 7210Y
Cobham PLC
09 July 2008

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer Cobham plc	2.	State whether the notification relates to (i transaction notified in accordance with D 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance witl section 793 of the Companies Act (2006) The notification relates to (i) above.
3.	Name of person discharging managerial responsibilities/director G F Page	4.	State whether notification relates to a per connected with a person discharging managerial responsibilities/director name and identify the connected person N/A
5.	Indicate whether the notification is in	6.	Description of shares (including class),

	respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 In respect of the person referred to in 3.		debentures or derivatives or financial instruments relating to shares Ordinary 2.5p shares
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them Share Nominees Ltd	8.	State the nature of the transaction PEP re-investment: 318 - General PEP (9 89 - SC PEP (95/96), 69 - SC PEP (97/9ɛ
9.	Number of shares, debentures or financial instruments relating to shares acquired 476	10.	Percentage of issued class acquired (treas shares of that class should not be taken ir account when calculating percentage)
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treas shares of that class should not be taken ir account when calculating percentage) N/A
13.	Price per share or value of transaction 187.37p	14.	Date and place of transaction 7th July 2008
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction 8th July 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on whic exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debenture which options held following notific
23.	Any additional information	24.	Name of contact and telephone num queries

Name of authorised official of issuer responsible for making notification - E Evans

Date of notification ______9th July 2008________________________________

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or deben of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person dischar managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 ai

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solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Contract Win
Released	07:20 16-Jul-08
Number	1664Z07

RNS Number : 1664Z
Cobham PLC
16 July 2008

16 July 2008

COBHAM COMPLETES NEGOTIATIONS FOR US NAVY TRANSMITTER CONTRACTS

Cobham plc ('Cobham') has received a US$40 million Full Rate Production Lot 1 (FRP1) contract to produce 24 additional Low Band Transmitter/Antenna Groups (LBT/AG) and spare parts for the US Navy. With this order, the US Navy will have purchased a total of 93 ship sets at a value of approximately US$150 million.

Cobham has also reached formal price agreement on the LBT Low Rate Initial Production (LRIP) Lot 3 contract, valued at US$51 million, completing negotiations on a previously placed Undefinitized Contract Action. Cobham, through its Defense Electronic Systems' business unit, Sensor and Antenna Systems Lansdale (SASL), will provide 36 AN/ALQ-99 LBT transmitter-antenna groups and spare parts manufactured in Lansdale, Pennsylvania. With this order, the US Navy will have purchased a total of 69 ship sets at a total value of approximately US$110 million.

The LBT system is designed to protect strike aircraft, ships, and ground troops by

disrupting enemy radar and communications signals. It is currently being employed on US Navy and Marine Corps EA-6B aircraft and will soon transition to the Navy's newest Airborne Electronic Attack platform, the EA-18G Growler. The systems have recently been deployed in support of Operation IRAQI FREEDOM.

Capt. Kochman, U.S. Navy EA-6B/AEA programme manager, praised the Cobham team for "bringing a more effective and sustainable electronic warfare capability to the fleet." He added, "... (The) Low Band Transmitter is deployed in support of Operation ENDURING FREEDOM today, providing additional force protection to coalition soldiers. Continuing production efforts will ensure this advanced capability will soon be available across all theaters and well into the future."

Allan Cook, Cobham Chief Executive said:
"The US Navy approval for full rate production of our Low Band Transmitter is a great achievement for our people in Lansdale, Pennsylvania who have designed, developed and manufactured the system. It's also testimony to the effectiveness of the equipment protecting strike aircraft, ships, and ground troops by disrupting enemy radar and communications signals."

ENQUIRIES
Cobham plc
Allan Cook, Chief Executive +44 (0)1202 882020
Warren Tucker, Chief Financial Officer +44 (0)1202 882020
Julian Wais, Director of Investor Relations +44 (0)1202 857998
Julian Hellebrand, Group Director of Communications +44 (0)1202
857651

Weber Shandwick Financial
Susan Ellis/Louise Robson +44 (0)20 7067
0700

NOTES
Cobham's products and services have been at the heart of sophisticated military and

civil systems for more than 70 years, keeping people safe, improving communications and enhancing the capability of land, sea, air and space platforms. The Company has four divisions employing more than 10,000 people on five continents, with customers and partners in over 100 countries, and annual revenues of more than £1bn.

Cobham Defense Electronic Systems (CDES) designs and manufactures microwave components, integrated assemblies and sub-systems for the US Department of Defense and other military and government customers around the world. It is a leading developer of all classes of air, ground and shipboard antenna subsystems, positioners, radomes, high-power microwave components and integrated assemblies, and is the market leader for many niche microwave products. CDES is also the world leader in advanced tactical military vehicle intercom systems and soldier and ground vehicle situation awareness products.

This information is provided by RNS
The company news service from the London Stock Exchange

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